                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                 (Check One):

     / / Form 10-K and Form 10-KSB     / / Form 20-F     / / Form 11-K
     /X/ Form 10-Q and Form 10-QSB     / / Form N-SAR

For Period Ended:                   July 31, 1998
                 ---------------------------------------------------------------

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

--------------------------------------------------------------------------------

            READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                            N/A
---------------------------------------------------------

Part I - Registrant Information

---------------------------------------------------------

Full Name of Registrant

               Central Sprinkler Corporation
---------------------------------------------------------

Former Name if Applicable: N/A

                   451 N. Cannon Avenue
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                    Lansdale, PA 19446
 ---------------------------------------------------------
                 City, State and Zip Code

 ---------------------------------------------------------

Part II - Rules 12b-25 (b) and (c)

 ---------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule
    12b-25(c) has been attached if applicable.


---------------------------------------------------------

Part III - Narrative

---------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

There are certain transactions relating to investigations and negotiations with the United States Consumer Product Safety Commission, other lawsuits, and with various financial institutions which, if completed, will require expanded disclosure in the Company's Form 10-Q. There have been several delays in bringing closure to these negotiations and transactions due to various factors beyond the Company's control. These transactions, in the opinion of management, will be able to be disclosed in more detail in the Form 10-Q and will represent a more full disclosure to our stockholders.


---------------------------------------------------------

Part IV - Other Information

---------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification.

Albert T. Sabol, Executive Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
                          (Name)

                      (215) 362-0700
--------------------------------------------------------------------------------
              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  /X/  Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  /X/  Yes   / / No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Central Sprinkler Corporation has caused this notification to be signed on its
-------------------------------
(Name of Registrant as Specified in Charter)

behalf by the undersigned thereunto duly authorized.

Date     September 14, 1998           By  /s/ E. Talbot Briddell
      ------------------------------      -----------------------
                                             E. Talbot Briddell
                                          Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

       ------------------------------------------------------------------
                                   ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violation (See 18 U.S.C. 1001).

       ------------------------------------------------------------------

                        Central Sprinkler Corporation
                        -----------------------------

                Attachment For Part IV - Other Information (3)
                ----------------------------------------------

As disclosed in the Form 8-K filed by the Company on June 23, 1998, the Company reported that in connection with settlement meetings with the United States Consumer Product Safety Commission and other litigants, the Company believed that the amount previously accrued for the Omega(TM) sprinkler issues and the estimated accrual needed is being evaluated pending the outcome of settlement negotiations. The Company anticipates that an additional charge will be included in the third quarter related to the settlement negotiations. The amount of the charge will depend upon the outcome of negotiations.